Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

KE Holdings Inc.

貝殼控股有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2423)

PROPOSED APPOINTMENT OF VICE CHAIRMAN AND CHANGE TO THE

EXECUTIVE RESPONSIBILITIES OF DIRECTOR

On July 12, 2023, KE Holdings Inc. (the “Company”) announces that the Company proposed to appoint Mr. Wangang Xu (“Mr. Xu”), an executive director of the Company, as the vice chairman of the board of directors of the Company (the “Board”), subject to the approval of the Board. Mr. Xu will also be appointed as the chief executive officer of Beihaojia (貝好家) business segment of the Company and continue to serve as the executive director of the Company.

Mr. Xu will no longer hold the position of the chief operating officer of the Company (the “Chief Operating Officer”), effective from July 12, 2023. The responsibilities of the Chief Operating Officer will be undertaken by the heads of relevant business segments of the Company.

By order of the Board
KE Holdings Inc.
Yongdong Peng
Chairman and Chief Executive Officer

Hong Kong, July 12, 2023

As at the date of this announcement, the board of directors of the Company comprises Mr. Yongdong Peng, Mr. Yigang Shan, Mr. Tao Xu and Mr. Wangang Xu as the executive directors, Mr. Jeffrey Zhaohui Li as the non-executive director, and Ms. Xiaohong Chen, Mr. Hansong Zhu and Mr. Jun Wu as the independent non-executive directors.